

December 22, 2017

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1704
        File Nos. 333-221664 and 811-03763

Dear Mr. Fess:

On November 20, 2017, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1704 (the "Fund"), consisting of a unit investment trust, Alerian MLP Infrastructure & Income Portfolio, Series 1 (the "trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   This section states that the trust will invest at least 80% of its assets in the Alerian Energy Infrastructure Capital Strength Select Index. Since the name of the trust includes "MLP Infrastructure," it must invest at least 80% of its assets in MLPs and in companies whose economic fortunes are significantly tied to infrastructure. Please revise the trust's current investment policy to specify the criteria it will use to determine whether a particular company's economic fortunes are tied to infrastructure. For example, the trust could specify that at least 80% of its assets will be invested in companies that either: (1) receive 50% of their revenue or profits from infrastructure, or (2) devote 50% of their assets to infrastructure.

2.   The first sentence in this section states that the trust invests in "high quality" companies. However, the second bullet point in part 2 of the description of the Index states that securities rated BB by S&P, or rated Ba2 by Moody's, may be included in the trust. Bonds with ratings of BB or Ba2 are considered below investment grade, or "junk bonds." Accordingly, please delete the words "high quality" from the description of the trust's investments, and state that the trust will include investments in junk bonds.

3.   This section also states that the trust may invest in non-U.S. securities. Please explain to us whether the trust will invest in any emerging market issuers and, if so, provide corresponding disclosures in the discussions of the trust's principal investment strategies and principal risks.

Investment Summary — Security Selection

4.   The second sentence in this section states that the Index is composed of securities "with stronger credit ratings than the overall MLP industry." Please explain in this section the basis for this statement, since the trust can invest in junk bonds. We may have additional comments after reviewing your response.

Investment Summary — Alerian Energy Infrastructure Capital Strength Select Index

5.   This section describes the security selection for the Alerian Energy Infrastructure Capital Strength Index. Please provide us with a copy of the Index methodology (or "White Paper") as soon as possible. We may have additional comments after reviewing the Index methodology. Please also disclose the name of the Index provider in this section, and disclose any affiliation between the Index provider and the trust. In addition, please explain in this section the party that is responsible for ongoing Index maintenance.

6.   Part 2 of this section describes the credit rating for securities included in the Index, and discloses that securities rated BB or Ba2 and higher will be included in the Index. Please disclose that, as a result, the Index will include below investment grade securities, commonly known as "junk bonds." Please also provide a corresponding risk for junk bonds in the discussions of the trust's principal risks.

7.   Part 3 of this section describes the final selection criteria for the Index. Please disclose in this subsection the approximate number of Index constituents. Please also revise the second bullet point in this subsection, which discusses "yield standard deviation," in plain English.

8.   In the third bullet point of part 3 of this section, please explain what is meant by "pass-through entities." Please also explain the "yield formula weighting scheme" mentioned in this bullet point.

9.   Part 4 of this section states that the Index is rebalanced annually. Please also disclose that, since the trust is a unit investment trust that invests in a portfolio of specified securities,

although the Index will rebalance annually, the trust will not rebalance its holdings during its lifetime.

Investment Summary — Principal Risks

10.   Please provide an index correlation or index tracking risk, stating the reasons why the trust will not perfectly match the returns of the Index.

Investment Summary — Fees and Expenses

11.   Footnote (5) to the fee table states that a licensing fee paid by the trust to Alerian is included in "Other operating expenses" in the fee table. Please disclose in this footnote that, as disclosed in the Expenses section later in the prospectus, the licensing fee paid to Alerian is 0.07% of net assets. Please also include a copy of the licensing agreement as an exhibit to the registration statement.

GENERAL COMMENTS

12.   Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

13.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

14.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that the trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel